

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 12, 2007

VIA U.S. MAIL AND FAX (605) 988-1323
Mr. Gary H. Ritondaro
Chief Financial Officer
LodgeNet Entertainment Corporation
3900 West Innovation Street
Sioux Falls, South Dakota 57107

      Re: **LodgeNet Entertainment Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 16, 2006

Dear Mr. Ritondaro:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director